UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 23, 2021

INTEC PHARMA LTD.

(Exact name of registrant as specified in its charter)

Israel	001-37521	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657
(Registrant’s telephone number, including area code) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	NTEC	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As of July 23, 2021, the authorized share capital of Intec Pharma Ltd., as Israeli company (the “Company”), is 17.5 million ordinary shares, of which 7,370,883 ordinary shares are outstanding. In addition there are: 908,601 ordinary shares issuable upon the exercise of outstanding warrants; 230,805 ordinary shares issuable upon the exercise of outstanding options granted under the Company’s equity incentive plans; and 213,303 ordinary shares available for future equity-based awards under the Company’s 2015 Equity Incentive Plan.

On July 23, 2021, the Board of Directors (the “Board”) of Intec Parent, Inc. (“Intec Parent”), a Delaware corporation and wholly owned subsidiary of the Company, appointed each of Hila Karah, Anthony J. Maddauluna, William B. Hayes and Dr. Roger J. Pomerantz as directors of Intec Parent (the “Director Appointments”). Dr. Roger J. Pomerantz also was appointed as Chairman of the Company’s board of directors. Jeffrey Meckler was previously appointed as a director of Intec Parent and will continue to serve as a director. The Board also established three standing committees (the Audit Committee, the Nominating Committee and the Compensation Committee) and appointed directors to the standing committees (the “Committee Appointments”). In addition, the Board appointed the following persons as officers of Intec Parent (the “Officer Appointments”): Jeffrey Meckler (Chief Executive Officer); Nir Sassi (Chief Financial Officer); and Walt Linscott (Chief Business Officer). The Director Appointments, the Committee Appointments and the Officer Appointments are described in the Current Report on Form 8-K filed by Intec Parent on July 23, 2021.

On July 23, 2021, Intec Parent amended and restated its certificate of incorporation and its bylaws, effective immediately, as described in the registration statement on Form S-4, as amended (File No. 333-255389), filed by the Company and Intec Parent as co-registrants with the Securities and Exchange Commission on May 12, 2021, and the Current Report on Form 8-K filed by Intec Parent on July 23, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2021

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

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